AIS

October 31, 2002

02 NOV 12

02055836

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 415/2002**

  Subject: Report on Result of Sale of Securities
  Date: October 31, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Very truly yours,

S. Sitasuwan

11/18

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
Date October 31, 2002

AIS 415/2002

October 31, 2002

Re : Report on Result of Sale of Securities

To : President
The Stock Exchange of Thailand

Reference: The Company's letter No. AIS 395/2002 dated 14th October 2002 regarding notification of the progress of the offering of debentures.

According to the offering of unsubordinated and amortized debentures of Advanced Info Service Public Company Limited (the Company) No. 4/2002, maturity in 2007, to institutional investors in the amount of 5 million units of Baht 1,000 each, totaling to Baht 5,000 million. The Company has closed the offering of the Debentures on October 18, 2002.

The Company would like to inform that the said debentures have been fully subscribed.